May 7, 2012

Stephen Krikorian
United States Securities and Exchange Commission

BY FACSIMILE

Re:	Ideal Financial Solutions, Inc.
Form 8-K, Item 4.01 & item 4.02
Form April 12, 2012
Amendment No. 1 to Form 8-K, Item 4.01 & Item 4.02
Filed April 19, 2012
File No. 000-53922

Dear Mr. Krikorian:

In response to your letters dated April 23, 2012 and May 3, 2012 please find below answers to your questions and comments:

1.	With this letter the management of Ideal Financial Solutions Inc. (the company) acknowledges each of the following:
a.	that the Company is responsible for the adequacy and accuracy of the disclosure in the fling;
b.	That Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the following and
c.	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States
2.	See amended 8-K filed April 26, 2012
3.
We inquired of our former auditors and they have represented to us that the disagreement regarding the treatment of the four companies is the sole reason for our former auditor’s unwillingness to rely on management’s representations and be associated with our financial statements.

Very truly yours,

/s/ Steven L. Sunyich
Steven L. Sunyich
Chief Executive Officer